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                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-84673
                                                (Pursuant to Rule 429, also
                                                Registration No. 333-66865)


PRICING SUPPLEMENT NO. 1 DATED OCTOBER 21, 1999
(TO PROSPECTUS AND PROSPECTUS SUPPLEMENT
DATED SEPTEMBER 23, 1999)

[EMERSON LOGO]
                              EMERSON ELECTRIC CO.
                               MEDIUM - TERM NOTES
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

       Designation:                             Floating Rate Notes Due October 26, 2039

       CUSIP No.:                               29101L AV2

       Principal Amount (in Specified
       Currency):                               US$64,662,000

       Price to Public (Issue Price):           100.00%

       Agent's Commission:                      1.00%

       Net Proceeds to Emerson:                 US$64,015,380

       Trade Date:                              October 21, 1999

       Settlement Date (Original Issue Date):   October 26, 1999

       Maturity Date:                           October 26, 2039

       Base Rate:                               Commercial Paper Rate

       Index Maturity:                          One month

       Spread:                                  Minus 25 basis points (.25%)

       Initial Interest Rate:                   5.04402%

       Interest Reset Dates:                    The 26th day of each month, commencing November 26, 1999.

       Interest Determination Dates:            Two (2) Business Days prior to each Interest Reset Date.

       Interest Payment Dates:                  Quarterly on the 26th of January, April, July and October of
                                                each year, commencing January 26, 2000.

       Conditional Right to Shorten Maturity    Upon the occurrence of a Tax Event, we will have the right to shorten the maturity of the Notes without the consent of the Holders of the
                                                Notes, as we discuss in detail in this Pricing Supplement.

       Repayment at Option of Holder:           The Notes will be repayable at your option, in accordance with the procedures described in the Prospectus Supplement, on the following days and at the following prices:

                                                Repayment Date                                       Price

                                                October 26, 2009.................................... 99.00%
                                                October 26, 2012.................................... 99.25%
                                                October 26, 2015.................................... 99.50%
                                                October 26, 2018.................................... 99.75%
                                                October 26, 2021 and on each third
                                                   anniversary thereafter to October 26, 2039.......100.00%

       Agent:                                   PaineWebber Incorporated

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
     COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


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                          ADDITIONAL TERMS OF THE NOTES

DAY COUNT CONVENTION

         Interest on the Notes will be computed and paid on the basis of the actual number of days in each accrual period based on a 360-day year. Interest on the Notes will be equal to the sum of interest amounts for each accrual period within each interest period. The "accrual period" means the period beginning on and including the date of issuance of the Notes and ending on and excluding November 26, 1999, and thereafter each successive one-month period beginning on and including the 26th of each month and ending on and including the day preceding the 26th of the next month, whether or not that day is a Business Day. The "interest period" means each period beginning on the date of issuance of the Notes or an interest payment date and ending on and including the day preceding the next succeeding interest payment date. Interest during each accrual period will accrue at the Commercial Paper Rate, minus the Spread, for such accrual period on the outstanding principal amount of the Notes and on the sum of the amounts of interest for each of the previous accrual periods within the same interest period. Interest on each Note for an accrual period will be calculated in accordance with the following formula:

         Interest for Accrual Period = APA x (CPR - Spread) x T/360

         where,

         - "APA" refers to the adjusted principal amount, which means (i) in respect of the first accrual period in an interest period, the outstanding principal amount of a Note and (ii) in respect of each succeeding accrual period in the interest period, an amount equal to the sum of (x) the outstanding principal amount of such Note and (y) the sum of the amounts of interest for each of the previous accrual periods in such interest period;

         - "CPR" refers to the Money Market Yield of the applicable Commercial Paper Rate for such accrual period; and

         - "T" refers to the actual number of days with respect to such accrual period.

The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

CONDITIONAL RIGHT TO SHORTEN MATURITY

         We intend to deduct interest we pay on the Notes for United States federal income tax purposes. However, there have been proposed federal tax law changes over the past few years that, among other things, would have prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, we can give no assurance that similar legislation affecting our ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, we cannot assure you that a Tax Event (as defined below) will not occur.

         Upon the occurrence of a Tax Event, we will have the right to shorten the maturity of the Notes without the consent of the Holders of the Notes. We may shorten the maturity to the minimum extent required, in the opinion of nationally recognized tax counsel, to allow us to deduct interest we pay on the Notes for United States federal income tax purposes. If we cannot obtain an opinion as to such a minimum period, the minimum extent so required to maintain our interest deduction (to the extent interest is deductible under current law) will be determined in good faith by the Finance Committee of the Board of Directors of Emerson, after receipt of an opinion of such counsel regarding the applicable legal standards. If we exercise our right to shorten the maturity of the Notes, the amount payable on the new maturity date will be equal to 100% of the principal amount of the Notes plus interest accrued on the Notes to the new maturity date. We can give no assurance whether or not we would exercise our right to shorten the maturity of the Notes upon the occurrence of a Tax Event or as to the period by which we would shorten the maturity of the Notes. If we elect to exercise our right to shorten the maturity of the Notes upon the occurrence of a

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Tax Event, we will mail a notice to each Holder of Notes by first-class mail not more than 60 days after the occurrence of the Tax Event, stating the new maturity date of the Notes. This notice shall be effective immediately upon mailing.

         "Tax Event" means that we shall have received an opinion of nationally recognized tax counsel to the effect that as a result of

         - any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States,

         - any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation, or

         - any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an administrative or judicial action described above or a law or regulation of the United States that differs from the then generally accepted position or interpretation, that occurs on or after October 21, 1999, there is more than an insubstantial increase in the risk that any portion of the interest we pay on the Notes is not, or will not be, fully deductible by us for United States federal income tax purposes.

                  NOTES USED AS QUALIFIED REPLACEMENT PROPERTY

         Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended, should be aware that Section 1042 requires us to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year. For purposes of this "Passive Income Test," where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation, or an "Affiliated Group," for the purposes of computing the amount of passive investment income under Section 1042.

         We believe that less than 25 percent of our Affiliated Group's gross receipts was passive investment income for the nine months ended June 30, 1999. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. We can give no assurance as to whether we will continue to meet the Passive Income Test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which we have calculated our Affiliated Group's gross receipts or passive investment income and the conclusions we describe here. Prospective purchasers of the Notes should consult with their own tax advisors with respect to the application of
Section 1042 to their particular circumstances and other tax matters relating to the Notes.


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